LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	June 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$388,210	$402,170
Accounts receivable	156,656	96,435
Inventories (Note 5)	23,823	24,723
Prepaid expenses	4,862	3,125
	573,551	526,453
Long-term receivables	969	971
Reclamation fund	45,685	31,710
Investments (Note 4)	193,995	25,882
Mineral properties, plant and equipment (Note 6)	1,749,866	1,710,041
Other assets	8,024	4,835
Future income tax assets	12,259	12,149
Goodwill	530,583	517,559
	$3,114,932	$2,829,600

LIABILITIES
Current
Accounts payable	$50,050	$41,845
Accrued liabilities	81,131	104,923
Income taxes payable	52,884	80,530
Current portion of long term debt and capital leases (Note 7)	3,058	3,284
Current portion of deferred revenue	4,376	3,264
	191,499	233,846
Long-term debt and capital leases (Note 7)	44,674	39,951
Derivative instruments liability (Note 12)	26,306	2,900
Deferred revenue	59,069	61,066
Provision for pension obligations	15,298	15,470
Asset retirement obligations and other provisions (Note 9)	100,770	95,867
Future income tax liabilities	249,537	250,732
	687,153	699,832

SHAREHOLDERS' EQUITY
Share capital (Note 10 (a))	1,904,615	1,890,275
Contributed surplus	5,863	8,887
Cumulative translation adjustment (Note 2)	-	52,404
Accumulated other comprehensive income (Note 2)	125,483	-
Retained earnings (Note 2)	391,818	178,202
	2,427,779	2,129,768
	$3,114,932	$2,829,600
Commitment (Note 8)
Subsequent events (Note 13)

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin	Dale C. Peniuk

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Sales	$319,935	$112,918	$513,855	$204,716
Cost of sales	(91,980)	(38,504)	(160,208)	(74,342)
Accretion of asset retirement obligations	(1,148)	-	(2,268)	-
Depreciation, depletion and amortization	(35,875)	(13,226)	(71,753)	(27,263)
	190,932	61,188	279,626	103,111
Expenses
General exploration and project investigation	(7,912)	(2,083)	(13,143)	(3,652)
Selling, general and administration	(7,181)	(2,723)	(12,614)	(5,036)
Stock-based compensation	(1,555)	(757)	(3,075)	(2,572)
Foreign exchange losses	(9,043)	(1,725)	(11,763)	(2,802)
Losses on derivative instruments	(27,658)	(3,924)	(33,182)	(9,901)
Interest income and other income	6,742	1,183	10,771	1,627
Interest and bank charges	(833)	(9)	(1,743)	(150)
	(47,440)	(10,038)	(64,749)	(22,486)
Earnings before undernoted items	143,492	51,150	214,877	80,625
Gain on sale of investments (Note 4)	50,438	-	50,438	-
Non-controlling interest	-	-	-	(173)
Earnings before income taxes	193,930	51,150	265,315	80,452
Current income taxes	(49,551)	(15,103)	(63,572)	(22,121)
Future income tax recovery	15,529	1,114	11,873	291

Net earnings for the period	$159,908	$37,161	$213,616	$58,622

Basic earnings per share	$0.56	$0.30	$0.75	$0.48
Diluted earnings per share	$0.56	$0.30	$0.74	$0.48

Basic weighted average number of shares outstanding	286,292,724	122,222,142	286,165,926	122,151,816

Diluted weighted average number of shares outstanding	287,158,131	123,482,016	286,875,485	123,283,002

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited, in thousands of US dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Net earnings for the period	$159,908	$37,161	$213,616	$58,622
Other comprehensive income
Change in fair value of available for sale securities, net of taxes	15,611	-	23,968	-
Fair value of available for sale securities sold during the period	(9,945)	-	(9,945)	-
Cumulative translation adjustment	36,261	-	55,863	-
	41,927	-	69,886	-

Comprehensive income for the period	$201,835	$37,161	$283,502	$58,622

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited, in thousands of US dollars)

				Accumulated
			Cumulative	Other
	Share	Contributed	Translation	Comprehensive	Retained
	Capital	Surplus	Adjustment	Income	Earnings	Total
Balance, December 31, 2006	$1,890,275	$8,887	$52,404	$-	$178,202	$2,129,768
Stock-based compensation	-	1,520	-	-	-	1,520
Exercise of stock options	3,104	-	-	-	-	3,104
Exercise of stock appreciation rights	1,206	-	-	-	-	1,206
Transfer of contributed surplus on exercise of stock options	2,862	(2,862)	-	-	-	-
Transition adjustments (Note 2(c))	-	-	(52,404)	55,597	-	3,193
Translation adjustment for the period	-	-		19,602	-	19,602
Unrealized gains during period on available-for-sale investments	-	-	-	8,357	-	8,357
Net earnings for the period		-	-	-	53,708	53,708
Balance, March 31, 2007	1,897,447	7,545	-	83,556	231,910	2,220,458
Stock-based compensation	-	1,551	-	-	-	1,551
Exercise of stock options	1,474	-	-	-	-	1,474
Transfer of fair value of exercised stock appreciation rights	2,461	-	-	-	-	2,461
Transfer of contributed surplus on exercise of stock options	3,233	(3,233)	-	-	-	-
Translation adjustment for the period	-	-	-	36,261	-	36,261
Changes in fair value of available-for-sale securities	-	-	-	15,611	-	15,611
Sale of available-for-sale securities	-	-	-	(9,945)	-	(9,945)
Net earnings for the period		-	-	-	159,908	159,908

Balance, June 30, 2007	$1,904,615	$5,863	$-	$125,483	$391,818	$2,427,779

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Operating activities
Net earnings for the period	$159,908	$37,161	$213,617	$58,622
Items not involving cash
Amortization of deferred revenue	(849)	(656)	(1,956)	(1,438)
Depreciation, depletion and amortization	35,875	13,226	71,753	27,263
Stock-based compensation (Note 9(b))	1,555	203	3,075	446
Loss (gain) on sale of investments and other assets	(50,438)	-	(50,438)	82
Future income tax expense	(15,529)	(1,114)	(11,873)	(294)
Provision for pensions	(136)	-	85	-
Interest accretion and other	3,122	673	7,351	892
Unrealized loss on derivative instruments	23,088	-	30,183	-
Unrealized foreign exchange losses	(381)	-	3,410	-
	156,215	49,493	265,207	85,573
Changes in non-cash working capital items	(6,093)	4,922	(104,514)	(8,454)

Cash flow from operating activities	150,122	54,415	160,693	77,119

Financing activities
Common shares issued	1,466	661	5,776	661
Put premium payments	(3,888)	-	(7,777)	-
Repayment of debt and capital leases	(730)	(73)	(1,836)	(73)
	(3,152)	588	(3,837)	588

Investing activities
Mineral property, plant and equipment expenditures	(44,208)	(8,283)	(77,196)	(13,159)
Investments in marketable securities	(149,537)	(10,511)	(207,967)	(15,120)
Contributions to reclamation fund	(13,104)	-	(13,104)	-
Other assets	(3,996)	-	(3,996)	-
Proceeds from sale of investments and other assets	118,492	132	118,496	132
	(92,353)	(18,662)	(183,767)	(28,147)

Effect of foreign exchange on cash balances	16,200	5,826	12,951	7,513

Increase (decrease) in cash and cash equivalents during the period	70,817	42,167	(13,960)	57,073
Cash and cash equivalents, beginning of period	317,393	89,315	402,170	74,409
Cash and cash equivalents, end of period	$388,210	$131,482	$388,210	$131,482

Supplemental Information
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(25,749)	$(15,200)	$(63,909)	$(26,229)
Accounts payable and other current liabilities	19,656	20,122	(40,605)	17,775
	(6,093)	4,922	(104,514)	(8,454)

Operating activities included the following cash payments
Interest paid	$492	$-	$911	$11
Income taxes paid	$37,519	$108	$79,079	$13,333

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2006 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2006 figures have been reclassified to conform to the 2007 presentation.

2.

ACCOUNTING POLICIES

Effective January 1, 2007 the Company has adopted the following CICA accounting standards:

a)

Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

b)

Section 3855 – Financial Instruments - Recognition and Measurement

This standard requires that all financial assets, except those classified as held to maturity but including derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

c)

Transitional Provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period’s earnings as well as required an adjustment to the opening balances for retained earnings and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the current period to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and unrealized gain on available-for-sale securities for the six months ended June 30, 2007 were $55.9 million and $14.0 million, net of tax, respectively, and are reported in the current period as other comprehensive income.

3.

BUSINESS ACQUISITIONS

EuroZinc Mining Corporation

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc") by issuing 160.8 million common shares (post-split) valued at CAD$11.36 (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) per share and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights ("SARs") to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options and stock appreciation rights remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio. This acquisition has been accounted for under the purchase method.

The allocation of the purchase price of the shares of EuroZinc is summarized in the following table.

Purchase price
Common shares issued (160.8 million shares)	$1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rights (1.5 million SARs)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)
Net purchase price	$1,424,713

Net assets acquired
Restricted cash	$4,007
Non-cash current assets	104,053
Mineral properties	922,614
Plant and equipment	321,895
Other long-term assets	24,139
1,376,708
Current liabilities	(138,785)
Other liabilities	(69,247)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(178,317)
Net identifiable assets	923,466
Residual purchase price allocated to goodwill	501,247
Net assets acquired	$1,424,713

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on an independent valuation report dated March 28, 2007. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

4.

INVESTMENTS

The Company invests in common shares of mining and exploration companies, which are designated at the time of purchase to be available -for-sale securities. These shares are fair valued at the end of each reporting period with a corresponding adjustment to Other Comprehensive Income, a component of shareholders’ equity.

For the six months ended June 30, 2007, the Company recorded a $24.0 million (three months ended June 30, 2007 - $15.6 million) increase in market value of its investment in available-for-sale securities.

For the six months ended June 30, 2007, the Company acquired shares in various mining and exploration companies, which one investment was sold during the second quarter for a gain of $50.4 million on proceeds of $109.1 million. The Company also invested $140.8 million in shares of a mining company, which had a market value of $153.6 million as at June 30, 2007. These shares were subsequently sold for a gain of $26.8 million, which will be recognized in the third quarter 2007 (Note 13c).

The Company does not have any significant influence and holds less than 20% equity interest on any of the companies that the Company invests in.

5.

INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2007	2006
Ore stock piles	$4,059	$4,522
Concentrate stock piles	8,564	9,305
Materials and supplies	11,200	10,896
	$23,823	$24,723

6.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties	$1,511,272	$186,148	$1,325,124	$1,470,393	$128,478	$1,341,915
Plant and equipment	393,966	46,059	347,907	360,646	27,655	332,991
Development	76,835	-	76,835	35,135	-	35,135

	$1,982,073	$232,207	$1,749,866	$1,866,174	$156,133	$1,710,041

During the six months ended June 30, 2007, the Company spent $83.7 million on capital equipment, mine development and related infrastructure, of which $45 million was spent at Aljustrel, $20 million at Neves-Corvo and the balance at Zinkgruvan, Storliden and Ozernoe.

7.

LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	June 30,	December 31,
	2007	2006

Somincor bonds	$36,434	$35,689
Capital lease obligations	5,405	6,866
Deferred employee housing sales	243	239
Investment incentive loan	879	1,061
Other long term obligations	2,443	-
Aljustrel debt	2,328	2,280
Total	47,732	46,135
Less: current portion of long-term debt and capital leases	(3,058)	(3,284)
	$44,674	$42,851

Management believes that the fair value of long-term debt approximates its carrying value.

8.

COMMITMENT

During the second quarter ended June 30, 2007, the Company entered into an agreement with Silverstone Resources Corporation ("Silverstone") to deliver silver production from its Neves-Corvo and Aljustrel mines, subject to regulatory approval and certain other conditions. Upon closing of this agreement, which is expected to be on or before September 15, 2007, the Company will receive an upfront cash payment of $42.5 million, 15.4 million Silverstone common shares and 4,256,250 Silverstone special warrants which are convertible into Silverstone common shares at no additional cost. The common share and special warrant are valued at CAD$2.42 each. The approximate total value of the agreement is $87.1 million ("Transaction Value").

The special warrants may be exercisable into one Silverstone common share at any time provided that the common shares issued to the Company would not result in the Company owning 20% or more of the issued and outstanding common shares immediately after giving effect to such issuances or that shareholders of Silverstone pass a resolution at a meeting of the Silverstone shareholders approving any exercise that would result in Lundin Mining owning 20% or more of the issued and outstanding shares of Silverstone.

Upon delivery of silver production to Silverstone, the Company will receive the lower of $3.90 per ounce of silver, which is subject to a 1% annual inflationary adjustment after three years and yearly, thereafter, or then prevailing market price per ounce of silver.

Upon closing of the transaction, the Company will record the Transaction Value as deferred revenue, which will be amortized over the life of the silver deliveries.

9.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relate to the operations of Neves -Corvo, Zinkgruvan, Storliden, Aljustrel and Galmoy mines. The following is a reconciliation of changes in the provision during the period:

Asset Retirement Obligations
Balance, December 31, 2006	$91,031
Accretion during the period	2,268
Effect from changes in foreign exchange rates	1,740

Balance, June 30, 2007	95,039

Other Mine Closure Obligations
Balance, December 31, 2006	4,836
Provisions during the period	781
Effect from changes in foreign exchange rates	114
Balance, June 30, 2007	5,731

Total	$100,770

10.

SHARE CAPITAL

All shares, stock options and stock appreciation rights shown in the tables below are calculated as though the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2006.

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

Issued and outstanding:
	Number of
	shares	Amounts
Balance, December 31, 2006	284,800,065	$1,890,275
Exercise of stock options	1,087,653	3,104
Exercise of stock appreciation rights	150,000	1,206
Transfer of contributed surplus on exercise of stock options	-	2,862
Balance, March 31, 2007	286,037,718	1,897,447
Exercise of stock options	318,584	1,474
Transfer of fair value of exercised stock appreciation rights	-	2,461
Return of fractional shares	(69)	-
Transfer of contributed surplus on exercise of stock options	-	3,233
Balance, June 30, 2007	286,356,233	$1,904,615

(b)

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock-based compensation expense of $1.6 million during the six months ended June 30, 2007 (2006 - $0.8 million). The fair value of the stock options granted during the quarter, as measured at the date of the grant using the Black-Scholes option pricing model, assumes a risk-free interest rate of between 4.21% and 4.74%, no dividend yield, expected life 1.5 years and expected price volatility of between 51% and 53%.

Incentive stock options issued, exercised and outstanding for the six months ended June 30, 2007 is as follows:

		Weighted average
		exercise price
	Number of Options	(CAD$)
Outstanding, December 31, 2006	3,038,266	$5.87
Granted during the year	538,560	13.45
Cancelled during the year	(9,520)	9.80
Exercised during the year	(1,406,238)	3.82
Outstanding, June 30, 2007	2,161,068	$9.08

During the six months ended June 30, 2007, the Company granted 538,560 incentive stock options to employees and officers at a weighted average price of CAD$13.45 per share that expire between January 17, 2009 and June 17, 2009. The following table summarizes options outstanding as at June 30, 2007, as follows:

			Weighted Average		Weighted
		Number of	Remaining	Number of	Average
Range of exercise prices	Year of	Options	Contractual Life	Options	Exercise
(CAD$)	Expiry	Outstanding	(Years)	Exercisable	Price (CAD$)
$4.09 - $4.22	2007	112,500	0.3	112,500	$4.18
$7.39 - $12.49	2008	330,000	1.0	330,000	10.49
$2.10 - $14.97	2009	538,560	1.7	538,560	13.45
$2.28 - $3.33	2010	401,750	3.0	112,336	2.35
$9.14 - $10.15	2011	778,258	4.1	368,900	9.63
		2,161,068	2.6	1,462,296	$9.08

(c)

Stock Appreciation Rights

In connection with the October 31, 2006 acquisition of EuroZinc (Note 3), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to elect to receive either shares in the Company or a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

Stock appreciation rights issued, exercised and outstanding is as follows:

		Weighted
	Number of stock	average
	appreciation	exercise price
	rights	(CAD$)
Oustanding, December 31, 2006	1,221,080	$5.27
Exercised during the period for shares	(150,000)	9.03
Exercised during the period for cash	(688,200)	4.14
Outstanding, June 30, 2007	382,880	$5.81

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at June 30, 2007 was $2.5 million (December 31, 2006 - $9.2 million).

The following table summarizes the June 30, 2007 outstanding stock appreciation rights:

		Weighted
	Number of stock	average
	appreciation	exercise price
Expiry date	rights	(CAD$)
June 8, 2010	135,360	$2.31
July 5, 2010	76,160	2.28
May 11, 2011	171,360	10.15
Outstanding, June 30, 2007	382,880	$5.81

10.

SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Sweden and Ireland.

Operating segmented information is as follows:
	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Sales
Neves-Corvo	$202,388	$-	$313,895	$-
Zinkgruvan	58,444	60,182	107,920	98,206
Galmoy	34,887	20,820	52,639	48,768
Storliden	23,672	32,037	39,216	57,821
Other	544	(121)	185	(79)
	$319,935	$112,918	$513,855	$204,716

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Operating profit
Neves-Corvo	$127,537	$-	$181,464	$-
Zinkgruvan	40,228	43,856	70,008	67,678
Galmoy	13,442	2,208	14,052	11,370
Storliden	9,499	15,326	14,247	24,275
Other	226	(202)	(145)	(212)
	$190,932	$61,188	$279,626	$103,111

	June 30,	December 31,
	2007	2006
Total assets
Neves-Corvo*	$2,398,949	$2,152,939
Zinkgruvan	496,299	437,570
Galmoy	161,491	175,527
Storliden	59,118	107,082
Ozernoe	155,307	150,292
Other and Intercorporate adjustments	(156,232)	(193,810)
	$3,114,932	$2,829,600

*Neves-Corvo figures include the assets for the Aljustrel zinc mine under development in Portugal.

Geographic segmented information is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Sales
Portugal	$202,388	$-	$313,895	$-
Sweden	82,116	92,219	147,136	156,027
Ireland	34,887	20,820	52,639	48,768
Other	544	(121)	185	(79)
	$319,935	$112,918	$513,855	$204,716

	Three months ended June 30,		Six months ended June 30,

	2007	2006	2007	2006
Operating profit
Portugal	$127,537	$-	$181,464	$-
Sweden	49,727	15,326	84,255	91,953
Ireland	13,442	2,208	14,052	11,370
Other	226	(202)	(145)	(212)
	$190,932	$17,332	$279,626	$103,111

	June 30,	December 31,
	2007	2006
Total assets
Portugal	$2,398,949	$2,152,939
Sweden	555,417	544,652
Ireland	161,491	175,527
Russia	155,307	150,292
Intercorporate adjustments	(156,232)	(193,810)
	$3,114,932	$2,829,600

11.

FINANCIAL INSTRUMENTS

The Company has entered into various derivative contracts, including forward sales, calls and put options and foreign exchange for the purpose of managing financial risks and are not for trading purposes.

The following table and notes summarize the outstanding derivatives contracts of the Company as at June 30, 2007:
			2009 -
	2007	2008	2011*	Total

Copper
Puts (tonnes)	17,568	-	-	17,568
Average price (US$/Ib)	$0.82	-	-	$0.82

Calls (tonnes)	4,950	-	-	4,950
Average price (US$/Ib)	$4.00	-	-	$4.00

Forward sales (tonnes)	10,200	-	-	10,200
Average price (US$/Ib)	$3.26	-	-	$3.26

Silver
Forward sales (ounces)	39,852	95,460	284,532	419,844
Average price (US$/ounce)	$11.60	$11.60	$11.60	$11.60

Lead
Forward sales (tonnes)	8,250	10,500	-	18,750
Average price (US$/lb)	$0.75	$0.71	-	$0.73

Zinc
Forward sales (tonnes)	1,200	2,400	-	3,600
Average price (US$/lb)	$1.22	$1.22	-	$1.22

US Currency
Forward sales	$48,000	-	-	48,000
Average US$/EUR	1.2883	-	-	$1.2883

*Between 2009 and 2011, silver forward sales are 117,072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

In addition to the derivative contracts noted in the table above, the Company is also a party to the following structured derivatives as at June 30, 2007:

■

multiple structured foreign exchange contracts with various counterparties having the following terms:

i.

to sell between US$5.0 million and US$7.5 million and buy Euro dollars at prices between US$1.2025 and US$1.3000 per 1.00, on a monthly basis from July to August 2007;

ii.

to sell US$1.0 million and buy Euro dollars at prices between US$1.1800 and US$1.3000 per 1.00, on a monthly basis from July to August 2007;

iii.

to sell US$4.0 million and buy Euro dollars at US$1.2850 per 1.00, on a monthly basis from April to June 2007, and to sell US$2.0 million and buy Euro dollars at US$1.2850 per 1.00, on a monthly basis from July to December 2007, with a floor of US$1.2000 per 1.00;

iv.

to sell between US$2.0 million and US$4.0 million and buy Euro dollars at prices between US$1.2640 and US$1.2980 per 1.00, on a monthly basis from July to September 2007;and

v.

to sell between US$3.5 million and US$7.0 million and buy Euro dollars at prices between US$1.2410 and US$1.2900 per 1.00, on a monthly basis from July to December 2007.

■

two structured lead put contracts with a counterparty having the following terms:

 vi.

on a monthly basis between July and December 2007, the Company has a contingent right (triggered if LME spot is below $0.46/lb) to sell 600 tonnes at $0.46/lb or a contingent obligation (triggered if LME spot is at or above $0.59/lb) to sell 600 tonnes at $0.54/lb; and

vii.

on a monthly basis between July and December 2007, the Company has a contingent right (triggered if LME spot is below $0.52/lb) to sell 600 tonnes at $0.52/lb or a contingent obligation (triggered if LME spot is at or above $0.64/lb) to sell 600 tonnes at $0.59/lb.

During the second quarter ended June 30, 2007, the Company entered into copper and lead forward contracts to sell 1,000 tonnes per month of copper at a price of $3.44 per pound for the periods of June to December 2007 and 1,000 tonnes per month of lead at a price of $0.83 per pound for the periods July 2007 to June 2008, respectively. These contracts are included in the above summary table of outstanding derivatives contracts.

The net derivative liability of all the outstanding derivatives as at June 30, 2007 was $31.9 million (December 31, 2006 - $2.9 million). For the six-month period ended June 30, 2007, the Company recorded a net loss of $ 33.2 million on derivative instruments consisting of a $3.0 million realized loss from the settlement of derivative contracts and a $30.2 million unrealized loss related to the marking-to-market the outstanding derivative contracts.

12.

SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

(a)

Extends bid for Rio Narcea Gold Mines, Ltd. ("Rio Narcea")

Following the April 4, 2007 announcement that the Company had entered into a definitive support agreement with Rio Narcea to acquire all of the outstanding common shares and share purchase warrants by way of a take-over bid for CAD$5.00 cash per share and CAD$1.04 cash per warrant, the Company increased its cash offer (the "New Offer") for the common shares to CAD$5.50 per common share. This New Offer expired on July 16, 2007 but was extended until August 20, 2007.

As at August 9, 2007, a total of 146,356,544 common shares and 16,982,220 share purchase warrants were tendered to the Company, representing 86.2% of the total common shares outstanding and 76.9% share purchase warrants outstanding. Once 90% of the common shares are tendered to the Company before the expiry date, a notice will be issued to the remaining Rio Narcea shareholders to tender their shares to the Company within 20 days following the delivery of the notice. This notice will, in effect, give the Company 100% ownership in Rio Narcea.

In conjunction with the purchase of Rio Narcea, the Company entered into an option agreement to sell Rio Narcea’s Tasiast gold mine to Red Back Mining Inc., a company with two common directors, for $225 million in cash and assumption of $42.5 million of debtrelated to the Tasiast gold mine. In early August 2007, Red Back exercised the option to purchase the Tasiast gold mine and the proceeds were used to reduce the balance of the credit facility to acquire Rio Narcea.

(b)

Tenke Mining Corp. ("Tenke")

On July 3, 2007, the Company completed the acquisition of Tenke whereby the Company issued 105,421,402 common shares to the Tenke shareholders with a fair valued of $1.3 billion. The Company has approximately 391.8 million common shares issued and outstanding immediately following the Tenke acquisition with the existing Lundin Mining and Tenke shareholders owing approximately 73% and 27% respectively of the combined company, Lundin Mining. Tenke holds a 24.75% interest in Tenke Fungurume, a world class copper-cobalt property being developed in the Democratic Republic Congo ("DRC"). The remaining interest in Tenke Fungurume is held by Freeport McMoRan Copper & Gold Inc., which holds 57.75% and is the operator of the project and Gecamines, a DRC government agency and the holder of the remaining 17.5% of the project.

(c)

Gain on sale investments

Received proceeds of $171.3 million from the sale of shares in a mining company and will recognize a gain of $26.8 million in the third quarter.